Exhibit 2.1

CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

AMENDMENT NO. 1 TO THE ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE ASSET PURCHASE AGREEMENT, dated as of September 30, 2026 (this “Amendment No. 1”), amends the Asset Purchase Agreement, dated as of April 30, 2026 (the “APA”), by and between Nokia Solutions and Networks Oy, a company incorporated under the Laws of Finland with company number 2058430-6 and whose registered office is at Karakaari 7, Espoo, 02610, Finland (the “Seller”) and Inseego Corp., a Delaware corporation whose principal executive office is at 9710 Scranton Rd, Suite 200, San Diego, California 92121, United States of America (the “Purchaser”), and is made and entered into by and between the Seller and the Purchaser (collectively, the “Parties” and each a “Party”).

RECITALS

WHEREAS, Clause 32 of the APA sets forth that the APA may be varied only by execution of a written instrument signed by or on behalf of each Party; and

WHEREAS, the Seller and the Purchaser desire to amend certain provisions of the APA as set forth in this Amendment No. 1, in accordance with Clause 32 of the APA.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Seller and the Purchaser hereby agree as follows.

AGREEMENT

1.	DEFINITIONS

Except as otherwise provided herein or if context otherwise requires, capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to such terms in the APA.

2.	AMENDMENTS TO THE APA

2.1            Definitions

(a)	The defined term “Automatic Transfer Employee” in Clause 1.1 of the APA is hereby deleted in its entirety and replaced by the following:

“Automatic Transfer Employee” means an Employee whose employment is expected to transfer from a member of the Seller’s Group to a member of the Purchaser’s Group pursuant to the Regulations on the applicable Transfer Date in the Automatic Transfer Jurisdictions.

(b)	The defined term “Offer Employees” in Clause 1.1 of the APA is hereby deleted in its entirety and replaced by the following:

“Offer Employees” means those Employees who will transfer from a member of the Seller’s Group to a member of the Purchaser’s Group or an Employer of Record by offer and acceptance on the applicable Transfer Date.

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(c)	The defined term “Pre-Closing Warranty Obligation” in Clause 1.1 of the APA is hereby deleted in its entirety and replaced by the following:

“Pre-Closing Warranty Obligation” means a contractual or statutory obligation to repair or replace manufacturing defects with respect to any FWA Products delivered prior to the Closing Date, applicable for assurance-type warranties which do not form separate performance obligations and service-type warranties.

(d)	The defined term “Relevant Customer” in Clause 1.1 of the APA is hereby deleted in its entirety and replaced by the following:

“Relevant Customer” means each of the customers listed in Appendix 1 to this Amendment No. 1.

(e)	The defined term “Transferring Contracts” in Clause 1.1 of the APA is hereby deleted in its entirety and replaced by the following:

“Transferring Contracts” means the Customer Contracts and any Purchase Orders.

(f)	The following defined terms are hereby inserted at Clause 1.1 of the APA:

“Delayed Transfer Jurisdiction” means Austria and Belgium.

“Engineering Activities” has the meaning given to it in Clause 13.12.

“Engineering Support Payment” has the meaning given to it in Clause 13.12.

“Local Payment Date” has the meaning given to it in Clause 3.2(a).

“Mandatory LAPA Jurisdictions” means Finland, United States of America, Greece, India, France and Australia .

“Transfer Date” means (a) the Closing Date, or (b) 1 November 2026 in respect of the Employees employed in a Delayed Transfer Jurisdiction.

“Transferring Supplier Agreements” means each of the agreements listed in Appendix 2 to this Amendment No. 1, together with any other supplier agreement that the Parties may mutually agree in writing to designate as a Transferring Supplier Agreement following Purchaser’s review and approval of the terms thereof and the applicable assignment, transfer or novation documentation.

(g)	The defined term “Dixon Supplier Agreement” in Clause 1.1 of the APA is hereby deleted.

(h)	The defined term “Local Transferring Employee” in Clause 1.1 of the APA is hereby deleted in its entirety. Accordingly, the references to “Local Transferring Employees” within the definitions of “Employee” and “Local Business” are hereby deleted.

(i)	In the definitions of “Assumed Liabilities”, “Excluded Contractual Liabilities”, “Third-Party Consents” and in Clauses 2.1(a) and 9 and paragraph 3.1 of Schedule 3 (Consent Matters) of the APA, the phrase “Transferring Contract” is hereby replaced with “Transferring Contracts and Transferring Supplier Agreements”.

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2.2            Local Consideration

Clause 3.2 of the APA is hereby deleted in its entirety and replaced by the following:

(a)	The Local Consideration shall be allocated by the Seller among the Seller Parties in accordance with the Local Consideration Allocation. The Purchaser Party shall make payment to the applicable Seller Party of the Local Consideration in cash pursuant to the relevant Local Asset Purchase Agreements in India, Saudi Arabia and China within ten (10) Business Days after the Closing Date (the “Local Payment Date”). Not later than three (3) Business Days prior to the Local Payment Date, the Seller shall pay, or cause to be paid, to the Purchaser by wire transfer of immediately available funds in Euros an amount in cash equal to such Local Consideration. No later than the later of (i) three (3) Business Days following receipt of such funds and (ii) the Local Payment Date, the applicable Purchaser Party shall pay to the applicable Seller Party an amount equal to the Local Consideration in accordance with the relevant Local Asset Purchase Agreements in India, Saudi Arabia and China. Notwithstanding anything to the contrary in this Agreement, no Local Asset Purchase Agreement executed and delivered after Closing shall require the payment of any Local Consideration in cash unless mutually agreed in writing by the Purchaser and Seller. If the Purchaser and Seller mutually agree that a Local Asset Purchase Agreement executed and delivered after Closing shall provide for Local Consideration to be paid in cash, the Local Consideration pre-funding and payment mechanics set forth in this Section shall apply to such Local Consideration as though such Local Asset Purchase Agreement had been expressly identified herein as of the date of this Agreement.

(b)	With respect to the option to acquire the FWA Equipment set out in Clause 2.1(d), if and to the extent such option is exercised, (i) the relevant Purchaser Party shall make payment of the amount required under the Engineering and Supply Chain Support Services Agreement to the applicable Seller Party in accordance with the terms of the Engineering and Supply Chain Support Services Agreement and (ii) the Seller shall pay the equivalent amount to the Purchaser within ten (10) Business Days after such Seller Party receives the relevant payment.

2.3            Business Audit

Clause 8.6 of the APA is hereby deleted in its entirety and replaced by the following:

The Seller shall, or shall cause its Affiliates to, engage Deloitte to (a) conduct an audit of the statements of assets acquired and liabilities assumed relating to the Business as of December 31, 2024 and 2025, the statements of revenues and direct expenses of the Business for the years then ended, and the applicable footnotes thereto, and (b) perform reviews of the Business’s unaudited statements of assets acquired and liabilities assumed as of June 30, 2026 and the statements of revenues and direct expenses of the Business for the six (6) months ended June 30, 2026, and the applicable footnotes thereto,(collectively, the “Business Audit”) and shall deliver the completed Business Audit to the Purchaser at least five (5) Business Days prior to Closing. The Business Audit shall be prepared in accordance with the Accounting Principles and rules and regulations of the SEC as applicable to an audit conducted on the basis of the Accounting Principles and relating to abbreviated financial statements within the meaning of Rule 3-05(e) of Regulation S-X. The Seller shall keep Purchaser reasonably informed of the status of the Business Audit, and the Purchaser shall provide reasonable assistance and cooperate with the Seller in connection with the Business Audit.

2.4            Removal of Denmark and Spain from Transaction

The Parties confirm and agree that Denmark and Spain are no longer within the scope of the Transaction, and, notwithstanding any references to Denmark and Spain in the APA or any other Transaction Documents (including all exhibits and schedules incorporated therein), including in the definition of “Non-Automatic Transfer Employees” in Clause 1.1 of the APA, the Asset Distribution Matrix, and Schedule 1 and Schedule 2 of the Trademark Assignment Agreement, all references to Denmark and Spain in the APA and the other Transaction Documents shall be deemed deleted and of no force or effect.

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2.5            Removal of Italy and Malaysia from scope from an employment perspective

The Parties confirm and agree that any Employees of the Seller in Italy and Malaysia that were intended to transfer, whether as Non-Automatic Transfer Employees, Offer Employees or otherwise, are no longer within the scope of the Transaction and, notwithstanding any references to Italy and Malaysia in the APA or any other Transaction Documents (including all exhibits and schedules incorporated therein), to the extent that such provisions relate to Employees in these specific jurisdictions, the definition of “Non-Automatic Transfer Employees” in Clause 1.1 of the APA and the Asset Distribution Matrix, and all references to Italy and Malaysia in the APA and the other Transaction Documents, to the extent that they relate to Employees of the Seller in those jurisdictions, shall be deemed deleted and of no force or effect.

2.6            Inventory

The Parties confirm and agree that, where the quantum of any Inventory in any specific jurisdiction is less than €10,000 as at the applicable calculation date, such Inventory shall be disregarded and excluded from the scope of the Transaction and shall therefore remain with the Seller or the relevant Seller Party (as applicable).

2.7            Employees

(a)	Clause 11 (other than Clause 11.6) of the APA is hereby amended so that references to the “Closing Date” or “Closing” shall be replaced with “the applicable Transfer Date”.

(b)	The following is inserted as a new Clause 11.3(c) of the APA:

Notwithstanding Clauses 11.3(a)-(b) and Clause 11.4, with respect to the Employee in Germany:

a)     The Seller shall make a severance payment to such Employee in connection with the termination of such employee’s employment with the Seller’s Group in accordance with the Seller’s usual practice and waives any right to indemnification from the Purchaser under Clause 11.12 in respect of such a payment; and

b)     the Seller agrees that the Purchaser shall not be in breach of Clauses 11.3(a)-(b) and / or Clause 11.4 provided that the Purchaser’s Employer of Record makes an offer of a consultancy engagement to such Employee.

(c)	The final sentence of Clause 11.6 of the APA is hereby deleted in its entirety and replaced by the following:

In the event that any of the Open Roles have not been filled prior to October 31, 2026, pursuant to Schedule 7, the Seller shall pay to the Purchaser a lump sum of $45,000 per Open Role (the sum of all such payments, the “Open Roles Payment Amount”) for the engagement of external recruitment agents to fill the Open Roles. The Parties acknowledge and agree that five (5) of the Open Roles have been filled as at the Closing Date.

(d)	The following is inserted as a new Clause 11.18 of the APA:

Notwithstanding the treatment of Accrued Holiday Pay as an Adjustment Item provided in this Agreement, the Parties agree that, with respect to the Transferred Employees in Australia, Austria, Indonesia, the US and Canada (and for part of the Transferred Employees’ Accrued Holiday Pay in Finland), the Seller shall settle any outstanding Accrued Holiday Pay balance directly with such Transferred Employees in its next available payroll following the Closing Date. Any Accrued Holiday Pay settled by the Seller pursuant to this Clause 11.18 shall not be treated as an Adjustment Item and shall be excluded from the calculation set forth in Annex A to Schedule 7.

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(e)	The following is inserted as a new Clause 11.19 of the APA:

The Parties agree that the number of Employees expected to transfer to the Purchaser’s Group as set forth in the Asset Distribution Matrix shall be revised as follows: (a) in Finland, three Non-Automatic Transfer Employees shall enter into tripartite agreements with the relevant member of the Seller’s Group and the Employer of Record; (b) in Australia, two Offer Employees will receive Written Offers; (c) in China, no Written Offers shall be made; and (d) to reflect the fact that Employees in some other jurisdictions have not accepted Written Offers and/or have resigned from their employment by a member of the Seller’s Group prior to Closing. The Parties shall cooperate to update the Asset Distribution Matrix and any applicable Transaction Documents (including Local Asset Purchase Agreements) to reflect these revised numbers and any other changes to the number of Employees expected to transfer prior to Closing.

(f)	The following is inserted as a new Clause 11.20 of the APA:

Notwithstanding Clause 11.2, the Parties acknowledge and agree that, with respect to each Non-Automatic Transfer Employee, the Employer of Record shall not be a party to the applicable tripartite agreement.

(g)	The following is inserted as a new Clause 11.21 of the APA:

Notwithstanding Clause 11.3(a)(i), the Seller or a member of the Seller’s Group shall make:

(a)	a statutory termination payment to the Non-Automatic Transfer Employee in Austria in connection with the termination of such employee’s employment with the Seller’s Group. Such payment shall be borne solely by the Seller and the Seller waives any right to reimbursement, contribution or indemnification obligation from the Purchaser under Clause 11.12 in respect of such payment. For the avoidance of doubt, Clauses 11.3(a)(i) and 11.12 shall not apply to such payment; and

(b)	a payment to the Non-Automatic Transfer Employees in France in connection with the termination of their employment with the Seller’s Group, such payment to reflect the portion of the applicable employee’s Time Savings Account that relates to their period of service with the Seller’s Group.

Any amounts settled by the Seller pursuant to this Clause 11.21 shall not be treated as an Adjustment Item and shall be excluded from the calculation set forth in Annex A to Schedule 7.

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2.8            Device OS and Cloud Engineering Support Payment.

The following is inserted as a new Clause 13.12 of the APA:

13.12 Device OS and Cloud Engineering Support Payment

(a)	In consideration of the Purchaser’s agreement to undertake engineering, software development, product management, platform integration and related activities with respect to products and technologies of the Purchaser (the “Engineering Activities”), the Seller shall pay the Purchaser the amount listed in Section 13.12 of the Disclosure Letter in cash (the “Engineering Support Payment”) no later than October 15, 2026. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Support Period”), the Purchaser shall use commercially reasonable efforts to perform the Engineering Activities. Promptly following the end of each calendar quarter during the Support Period, the Purchaser shall provide the Seller with a written summary describing, at a high level, the Engineering Activities performed during such quarter. Subject to the last sentence of this Clause 13.12(a), the Seller may acknowledge and accept the applicable quarterly summary within ten (10) calendar days following receipt thereof; provided, that such acknowledgement and acceptance shall be solely for the purposes of confirming the Seller’s receipt of the quarterly summary and shall not require the Seller to review, evaluate, verify or otherwise assess the nature, scope, quality, sufficiency or results of any Engineering Activities. If the Seller does not object in writing within ten (10) calendar days following receipt of such summary, such quarterly Engineering Activities shall be deemed accepted. The Engineering Support Payment shall be deemed fully earned each quarter upon expiration of that quarter’s Support Period (i.e., one quarter of the Support Payment shall be deemed earned on the last day of each quarter in the Support Period). For the avoidance of doubt and notwithstanding anything to the contrary set forth in this Agreement, the process under this Clause 13.12(a) and any related communications between the Parties in no event serves as a consent, waiver or agreement for the purposes of Clauses 13.12(b) or Clause 13.12(c) or with respect to any other rights, including relating to Intellectual Property, of the Seller’s Group.

(b)	The Purchaser shall determine the nature, scope, priority, sequencing and manner of performance of the Engineering Activities in its reasonable discretion. Any Engineering Activities that would require any effort or cooperation by the Seller’s Group or be intended to support interoperability between (i) the FWA Products or any other products or technologies of the Purchaser and (ii) products, solutions, platforms or other technologies of the Seller’s Group, including Corteca and related technology ecosystems, shall be subject to a separate prior written agreement to be entered into in the sole discretion of each of the Parties. Unless otherwise agreed, the sole obligation of the Purchaser under this Section is to use commercially reasonable efforts to perform the Engineering Activities, and the Engineering Support Payment shall not be subject to refund, repayment, reduction, withholding, setoff or recoupment, whether before or after it is deemed earned, and the sole obligation of the Seller is to make the Engineering Support Payment.

(c)	Except as expressly provided in the Transaction Documents or in a separate agreement for or with respect to the Engineering Activities (if any), nothing in this Amendment grants either Party any ownership interest in, or license to, the other Party’s intellectual property, technology, software or platforms, whether existing prior to or developed after Closing, including for the purposes of the Engineering Activities.

2.9	Transferring Contracts, Remaining Customers, Transferring Supplier Agreements and Non-Transferring Supplier Agreements

(a)	Clause 14 of the APA is hereby re-titled “Transferring Contracts, Remaining Customers, Transferring Supplier Agreements and Non-Transferring Supplier Agreements”.

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(b)	Clause 14.1 of the APA is hereby amended so that reference to “the Effective Time” shall be replaced with “the Effective Time, or such other time and date as the Parties may agree with respect to any Transferring Contract”.

(c)	Clause 14.3(b) of the APA is hereby amended so that the statement “For the duration of the Term (as defined in Schedule 5),” shall be deleted and replaced with “As long as the Back-to-Back Principles remain applicable pursuant to Schedule 5,”.

(d)	Clause 14.5 of the APA is hereby deleted in its entirety and replaced by the following:

14.5       Supplier Agreements

(a)	The provisions applicable with respect to the transfer of the Transferring Contracts shall apply mutatis mutandis with respect to the Transferring Supplier Contracts provided that the transfer, assignment or novation of the Transferring Supplier Contracts to the Purchaser or the relevant Purchaser Party shall take effect no earlier than the expiry of the Term (as defined in Schedule 5) and that only the provisions of Schedule 5 applicable with respect to the Supplier Contracts or the Supplier Transition Arrangements (as defined in Schedule 5) shall continue to apply to the Transferring Supplier Contracts for the duration of the Term (as defined in Schedule 5).

(b)	The Purchaser acknowledges and agrees that none of the provisions of this Clause 14.5 apply to any of the Supplier Agreements (other than the Transferring Supplier Agreements) (the “Non-Transferring Supplier Agreements”) and the Purchaser undertakes to be responsible for replacing the arrangements under such Non-Transferring Supplier Agreements as soon as practicable following Closing. The provisions of Schedule 5 applicable with respect to the Supplier Contracts or the Supplier Transition Arrangements (as defined in Schedule 5) shall apply to the Non-Transferring Supplier Agreements. The Purchaser acknowledges that the terms and conditions of the Non-Transferring Supplier Agreements are subject to confidentiality obligations and other restrictions under applicable laws or regulations, including competition or antitrust laws, that restrict or prohibit their disclosure to the Purchaser or members of the Purchaser’s Group.

2.10        VAT Payment Obligations

Clause 22.1 of the APA is amended by inserting the following at the end of the clause:

(a)	Upon receipt by the Purchaser of any valid VAT invoice issued by the Seller or an applicable Seller Party pursuant to this Clause 22 or any Local Asset Purchase Agreement, the amount of VAT shown on such VAT invoice shall constitute an unsecured payment obligation of the Purchaser to the Seller (each, a “VAT Repayment Obligation”). Each applicable VAT invoice shall be settled, without duplication, either (1) by the later of (i) five (5) Business Days following delivery of the applicable VAT invoice and (ii) the due date for the applicable VAT, the Seller shall pay, or cause to be paid to the applicable Governmental Entity the relevant VAT Repayment Obligation amount and provide reasonable evidence to Purchaser of such payment or (2) to the extent that Purchaser or any Purchaser Party is required to pay the VAT to the applicable Government Authority under the relevant applicable Law, within two (2) Business Days following delivery of the applicable VAT invoice, Seller shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds an amount in U.S. Dollars equal to the principal amount of the applicable VAT Repayment Obligation and Purchaser or the relevant Purchaser Party will pay, or cause to be paid, by the later of (i) five (5) Business Days following delivery of the applicable VAT invoice and the (ii) due date for the applicable VAT such amount to the applicable Government Authority and will provide reasonable evidence to Seller of such payment. In accordance with and subject to Clause 22.4 and in accordance with Clause 22.8, the Purchaser shall repay each VAT Repayment Obligation plus interest calculated in accordance with Clause 22.5 (such interest, “VAT Interest”) in cash on or before the date that is twelve (12) months after the date of the final VAT invoice (the “VAT Payment Date”) by wire transfer of immediately available funds to an account designated in writing by the Seller.

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The following are inserted as new Clauses 22.4 through 22.8 of the APA:

(b)	22.4 The aggregate amount payable with respect to any VAT Repayment Obligation outstanding on the VAT Payment Date shall not exceed an amount equal to U.S. $1,000,000 (the “Maximum Repayment Amount”). To the extent that the aggregate amount otherwise payable by the Purchaser in respect of all VAT Repayment Obligations outstanding on the VAT Payment Date would exceed the Maximum Repayment Amount, the Purchaser shall have no obligation to pay such excess, and such excess shall be deemed satisfied for all purposes.

(c)	22.5 Interest shall accrue on the unpaid amount of each VAT Repayment Obligation at a variable rate per annum equal to the one-year United States Treasury constant maturity rate (the “1-Year CMT Rate”), as published by the Board of Governors of the Federal Reserve System (or any successor publication designated by the Federal Reserve) on the most recent date of publication preceding the date of the VAT invoice (the “Interest Rate”). The Interest Rate applicable to a VAT Repayment Obligation shall be fixed as of the date of the VAT invoice and shall remain in effect until such VAT Repayment Obligation has been paid in full. Interest shall be computed on the basis of a 364/366-day year and the actual number of days elapsed and shall accrue from and including the date of the VAT invoice to but excluding the date on which the applicable VAT Repayment Obligation is paid in full. If the 1-Year CMT Rate ceases to be published or is otherwise unavailable, the Seller shall, in its reasonable discretion, designate a substantially comparable successor reference rate, which designation shall be binding on the Purchaser absent manifest error. In no event shall any interest charged, collected or reserved under this Clause 22 exceed the maximum rate permitted by applicable Law, and any excess interest paid shall be applied to reduce the unpaid amount of the applicable VAT Repayment Obligation.

(d)	22.7 Nothing in this Clause 22 relieves either Party or any Purchaser Party or Seller Party of any obligation imposed by applicable Law with respect to the invoicing, payment, administration, remittance or recovery of VAT.

(e)	22.8 If the Purchaser, any Purchaser Party or the representative member of any group of which a Purchaser Party is a member for VAT purposes is or becomes entitled to claim any repayment, credit or refund in respect of VAT arising under this Agreement or any Local Asset Purchase Agreement (a “VAT Refund”), the Purchaser shall, and shall cause each applicable Purchaser Party or representative member to, take all actions necessary or appropriate, at the Purchaser’s sole cost, to recover or obtain such VAT Refund in cash, including responding to any queries and providing any information, documents or clarifications requested by the relevant Tax Authority. The Purchaser shall use commercially reasonable efforts to recover or obtain each VAT Refund by no later than the earlier of (a) six (6) months after receipt of the applicable valid VAT invoice and (b) the applicable deadline under applicable Law. Within five (5) Business Days after receipt of a VAT Refund, the Purchaser shall pay, or cause to be paid, an amount equal to such VAT Refund, including (i) any interest or repayment supplement received from a Tax Authority in connection therewith, to the Seller and (ii) any VAT Interest. Where a VAT Refund takes the form of a credit against output VAT, such VAT Refund shall be treated as received when the relevant VAT return claiming such credit is submitted to the relevant Tax Authority. The Purchaser shall, and shall cause each applicable Purchaser Party to, keep the Seller reasonably informed of all material correspondence, meetings and discussions with a Tax Authority relating to a VAT Refund and provide the Seller with copies of all material written correspondence relating thereto. The Purchaser shall, and shall cause each applicable Purchaser Party to, retain all material records and supporting documentation relating specifically to a VAT Refund for the applicable statutory retention period and, upon reasonable written notice, provide the Seller and its duly authorized representatives with reasonable access to such records and documentation, including the right to make copies, for purposes of verifying compliance with this Clause 22.8.

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2.11        Local Asset Purchase Agreements

(a)	Paragraph 1.2(f) of Schedule 1 of the APA is hereby deleted in its entirety and replaced by the following:

(f) the duly executed Local Asset Purchase Agreements for the Mandatory LAPA Jurisdictions signed by the relevant Seller Party;

(b)	Paragraph 2.2(c)(v) of Schedule 1 of the APA is hereby deleted in its entirety and replaced by the following:

(v) the duly executed Local Asset Purchase Agreements for the Mandatory LAPA Jurisdictions signed by the relevant Purchaser Party;

2.12        Amendment of Schedule 4 (Excluded Assets)

Paragraph 3 of Schedule 4 of the APA is hereby amended so that references to the “Dixon Supplier Agreement” shall be replaced with “Transferring Supplier Agreements”.

2.13        Deletion and Restatement of Schedule 5 (Back-to-Back Arrangements)

The Parties confirm and agree that Schedule 5 (Back-to-Back Arrangements) to the APA is deleted in its entirety and shall be of no further force or effect, and it shall be replaced with Schedule 5 (Back-to-Back Arrangements and Supplier Transition Arrangements), attached as Appendix 3 to this Amendment No. 1, which schedule shall supersede and restate in its entirety the original Schedule 5 (Back-to-Back Arrangements) to the APA.

2.14        Quarterly Engineering Transition Support Payment

Paragraph 1.1 of Schedule 6 of the APA is hereby deleted in its entirety and replaced by the following:

1.1       With respect to the first Quarterly Period immediately following Closing (the “First Quarterly Period”), no later than the date that is fourteen (14) days following Closing, the Seller shall pay to the Purchaser the amount listed in Part 1.1 of Schedule 6 of the Disclosure Letter (the “First Quarterly Engineering Transition Support Payment”). With respect to each of the subsequent three (3) Quarterly Periods immediately following the First Quarterly Period, no later than the date that is ten (10) Business Days prior to the first day of each such Quarterly Periods, the Seller shall pay to the Purchaser the amount listed in Part 1.1 of Schedule 6 of the Disclosure Letter (together with the First Quarterly Engineering Transition Support Payment, each, the “Quarterly Engineering Transition Support Payment”).

2.15        Deletion and Restatement of Schedule 10 (Asset Distribution Matrix)

The Parties confirm and agree that Schedule 10 (Asset Distribution Matrix) to the APA is deleted in its entirety and shall be of no further force or effect, and it shall be replaced with Schedule 10 (Asset Distribution Matrix), attached as Appendix 4 to this Amendment No. 1, which schedule shall supersede and restate in its entirety the original Schedule 10 (Asset Distribution Matrix) to the APA.

3.	NO OTHER CHANGE

Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall not be affected hereby and shall continue in full force and effect.

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4.	AUTHORITY RELATIVE TO AMENDMENT

Each Party hereto represents and warrants that it has all requisite company or corporate power and authority to execute and deliver this Amendment No. 1. This Amendment No. 1 constitutes, assuming due authorization, execution, and delivery by the other Parties hereto, a legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

5.	EFFECTIVENESS

5.1	Clause 2.3 of this Amendment No. 1 shall become effective retroactively as of April 30, 2026, and Clause 8.6 of the APA, as modified by this Amendment No. 1, shall apply onward from April 30, 2026.

5.2	Except as provided under Clause 5.1, all the other provisions of this Amendment No. 1 shall be effective as of the date of this Amendment No. 1. Except to the extent specifically amended hereby, all of the terms of the APA shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment No. 1 as if it formed a part of the APA.

6.	REFERENCES TO THE APA

After giving effect to this Amendment No. 1, each reference in the APA to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the APA shall refer to the APA as amended by this Amendment No. 1. All references in the APA to “the date hereof” or “the date of this Agreement” shall refer to April 30, 2026.

7.	ENTIRE AGREEMENT

This Amendment No. 1, the APA (including the Exhibits thereto) and the Ancillary Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

8.	OTHER PROVISIONS

The provisions of Clauses 27 (Assignment), 28 (Notices), 29 (Invalidity), 32 (Variation), 33 (Language), 34 (No Waiver), 35 (Third-Party Beneficiaries), 36 (Counterparts), 38 (Governing Law and Submission to Jurisdiction), 39 (Limitation of Liability), 40 (Specific Performance), and 41 (Cumulative Remedies) of the APA shall, to the extent not already set forth in this Amendment No. 1, apply mutatis mutandis to this Amendment No. 1.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment No. 1 to be duly executed as of the date first above written.

NOKIA SOLUTIONS AND NETWORKS OY

By:	/s/ Iida Keihaskoski
Name: Iida Keihaskoski
Title: Authorized Signatory

By:	/s/ Pasi Virtanen
Name: Pasi Virtanen
Title: Authorized Signatory

INSEEGO CORP.

By:	/s/ Steven Gatoff
Name: Steven Gatoff
Title: Chief Financial Officer

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Appendix 1

Relevant Customers

[***]

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Appendix 2

Transferring Supplier Agreements

[***]

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Appendix 3

Schedule 5 BACK-TO-BACK ARRANGEMENTS

[***]

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Appendix 4

Schedule 10 Asset distribution Matrix

[***]

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